SYRA HEALTH CORP.

1119 Keystone Way N. #201

Carmel, IN 46032

September 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Syra Health Corp.
Registration Statement on Form S-1
Filed August 15, 2024
File No. 333-281583

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Syra Health Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on September 11, 2024, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Sincerely,

SYRA HEALTH CORP.

By:	/s/ Deepika Vuppalanchi
Name:	Deepika Vuppalanchi
Title:	Chief Executive Officer